Purchase and Employment Agreement
*Confidential Binding Term Sheet (the "**Term Sheet**")*

June 5th, 2008

Parties	Rosetta Genomics Ltd. or Rosetta Genomics Inc. a fully owned subsidiary of Rosetta Genomics Ltd, ("**Rosetta**") and Parkway Clinical Laboratories, Inc. ("**PCL**") and Raza Bokhari, MD (the sole owner of PCL).
Scope	Rosetta will purchase 100% of the issued and outstanding stock (the "Shares") of PCL (the "**Proposed Transaction**"). The purchase of Shares will be effected through a Stock Purchase Agreement between Rosetta, PCL and Dr. Bokhari (the "**Purchase Agreement**").
Consideration	At the closing of the Proposed Transaction (the "**Closing**"), in consideration for the purchase of the Shares, Rosetta shall pay one million nine hundred thousand dollars ($1,900,000) in cash ("**Cash Consideration**") and will issue a number of ordinary shares of Rosetta Ltd. equal in value to one million dollars ($1,000,000), based on the weighted-average closing price of Rosetta Ltd.'s ordinary shares on the NASDAQ Global Market during the ten (10) trading days immediately preceding the date prior to the date of the execution of this Term Sheet (the "**Rosetta Shares**"). The Cash Consideration will be used in part to satisfy the indebtedness of the Company to Dr. Bokhari and Dr. Pellini outstanding immediately prior to the closing.
Earn-Out	In addition, the Company will (i) pay Dr. Bokhari Two Hundred Thousand Dollars ($200,000) and (ii) issue Dr. Bokhari a number of ordinary shares of Rosetta Ltd. equal in value to One Hundred Thousand Dollars ($100,000) (based on the weighted-average closing price of Rosetta Ltd's ordinary shares on the NASDAQ Global Market during the ten (10) trading days immediately preceding the date of issuance) if either of the following milestones are achieved within 12 months following the Closing: (1) Rosetta Ltd. reaches and holds for a period of 30 consecutive days a market cap of at least One Hundred Million Dollars ($100,000,000); or (2) the consolidated revenues of Rosetta and PCL equal Eight Million Dollars ($8,000,000).
Debt Payoff	Prior to the closing of the Proposed Transaction, Dr. Bokhari will payoff $75,000 owed to Citizens Bank under the Company's Business Credit Line.
Rosetta Shares' Restrictions	The resale of Rosetta Shares' by Dr. Bokhari, will be restricted for a period of 24 months. Such restriction shall lapse in four equal bi-annual increments beginning six months after the closing date of the Proposed Transaction (the "**Closing Date**") and ending 24 months after the Closing Date. Notwithstanding the above, in the event of any change of control of Rosetta the restriction implemented on all remaining Rosetta Shares will expire immediately.
Form F-3	Within 30 days following the Closing Date, Rosetta, at its expense, will prepare a registration statement on Form F-3 or other comparable form under the Securities Act of 1933 with respect to the Rosetta Shares and will file such Registration Statement with the SEC. In the Purchase Agreement, Rosetta will covenant and agree to use commercially reasonable efforts necessary to have such Registration

	Statement declared effective by the SEC, and to obtain all necessary state securities law permits and approvals.
Employment	On the Closing Date, Rosetta and Dr. Bokhari will enter into an Employment Agreement (the "**Employment Agreement**") pursuant to which Dr. Bokhari will be employed as Rosetta Genomics Inc.'s Chief Development Officer.
Employment Term	The employment term shall be four years unless earlier terminated, under the terms of the employment agreement.
Employment Compensation	Rosetta will pay Dr. Bokhari minimum annual base salary of Two Hundred Twenty-Five Thousand Dollars ($225,000). Dr. Bokhari will be entitled to an annual bonus equal to 50% of his then-current base salary, provided he completed the milestones described in the Employment Agreement.
Severance Payment	The Employment Agreement will provide that upon either (a) the termination by Rosetta of the Employment Agreement without cause or (b) the termination by Dr. Bokhari of the Employment Agreement with good reason, Rosetta will pay Dr. Bokhari a severance payment equal to his then-current annual base salary.
Options	In connection with the Employment Agreement, on the Closing Date, Dr. Bokhari will be granted an option to purchase 119,354 ordinary shares of Rosetta at a purchase price per share equal to the fair market value of one Rosetta Ltd's ordinary share as of the Closing Date. The stock options will vest in four equal annual increments, beginning on the first anniversary of the Closing Date; provided, however, that all then unvested options will automatically vest in the event of any transaction constituting a change of control of Rosetta. All other terms shall be in accordance to Rosetta's 2006 employee stock option plan.
Car Lease	Pursuant to the Employment Agreement, PCL will continue during the term of the Employment Agreement to pay the costs and expenses (including insurance and maintenance) incurred in connection with the lease of one automobile currently used by Dr. Bokhari, and in connection with the lease of any comparable successor vehicles, consistent with the arrangement currently in place between Dr. Bokhari and PCL. Provided however that such expenses shall not exceed $2,000 per month.
Costs	At the Closing Date, Rosetta will pay all reasonable and documented legal and accounting expenses incurred by PCL and/or Dr. Bokhari in connection with the Purchase Agreement and the Employment Agreements up to a maximum of an aggregate of $75,000.
Non-Disclosure	Neither the terms of this term sheet nor any other document required to be executed in order to consummate the transaction contemplated hereby, nor any termination of negotiations relating to such transaction, shall be publicly disseminated by either party, either by oral or by written disclosure, without the prior written approval of the other party, which approval shall not be unreasonably withheld.
Non Trading	PCL and Dr. Bokhari undertake to refrain from dealing in Rosetta's securities or other financial instruments backed by Rosettas' securities, during the term between the signature of this Term Sheet and the Closing Date. PCL and Dr. Bokhari hereby acknowledge that they are aware, and that they will advise such directors, officers, employees and representatives who are informed as to the matters which are the subject of this Term Sheet, that the United States' securities

	laws prohibit any person who has received from an issuer material, non-public information concerning the matters which are the subject of this Term Sheet from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.
Due Diligence	The Proposed Transaction is subject to completion of due diligence by Rosetta and its professional advisors comprised of a detailed review of financial, accounting, operating, legal and regulatory information. PCL and Dr. Bokhari agree to afford Rosetta and its respective representatives reasonable access to the properties, books, records and personnel of PCL in order that Rosetta may have a full opportunity to make such investigation as it reasonably desires to make of PCL and its operations and the laboratory. Additionally, PCL and Dr. Bokhari will permit Rosetta and its respective representatives to make such inspections of PCL and its operations and the laboratory as Rosetta may reasonably require. During the course of due diligence, PCL shall inform Rosetta of any material adverse change to the business.
Approvals	Each party's obligation to enter into the Proposed Transaction would be contingent upon receipt of all necessary approvals and consents. Each party shall use his or its best efforts to obtain all necessary approvals and consents.
Definitive agreement	The Proposed Transaction is contingent upon the negotiation and execution of a definitive Purchase Agreement and related agreements containing customary representations, warranties, covenants, closing conditions, termination provisions and indemnification in form and substance satisfactory to Rosetta, Dr. Bokhari and PCL. The closing conditions with respect to Rosetta shall not include a financing contingency or a due diligence contingency. All parties to this term sheet shall use good faith efforts to negotiate the definitive Purchase Agreement and the related agreements.
Exclusivity	For a period of 30 days from the execution of this Term Sheet, PCL and Dr. Bokhari agree not to, and shall cause the officers, directors, agents, representatives and affiliates of PCL not to, directly or indirectly, initiate, solicit, discuss, negotiate or accept any offers or proposals regarding the sale of equity securities of the Company or a substantial portion of the Company's business or assets to or from any party other than Rosetta. In addition, in the event that any of PCL or Dr. Bokhari receives any such offers or proposals, PCL and Dr. Bokhari will, within one business day, deliver Rosetta written notice of such offer or proposal, which written notice will identify the party making such offer or proposal and state the terms thereof.

ROSETTA GENOMICS LTD.

By: /s/ Tamir Kazaz

Name: Tamir Kazaz

Its: Chief Financial Officer

ROSETTA GENOMICS INC.

By: /s/ Amir Avniel
Name: Amir Avniel
Its: President and Chief Executive Officer

PARKWAY CLINICAL LABORATORIES, INC.

By: /s/ Raza Bokhari
Name: Raza Bokhari
Its: Chairman and Chief Executive Officer

/s/ Raza Bokhari
Raza Bokhari, MD